[redacted]

SECI 08033259 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASD FINANCIAL SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SE 2nd Avenue, Suite #606
(No. and Street)

Miami, (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robin Seales (786) 552-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 10 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 brickell Bay Drive, 9th Floor, Miami, Fl 33131
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
NOV 28 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin Seales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASD Financial Services Corp., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

Jean-Denis Nacier
Commission # DD569546
Expires June 29, 2010
Bonded Troy Fain - Insurance, Inc 800-385-7019

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

We have audited the accompanying statements of financial condition of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) (the "Company") as of September 30, 2008 and 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage and Investment Group, Inc.) as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Company's ability to continue as a going concern is dependent upon capital or debt financing from ABI Bank Limited, the parent company of American Brokerage & Investment Group, Inc., and, ultimately, upon the Company's ability to operate on a profitable basis. ABI Bank Limited has committed to provide the necessary funds to the Company for a reasonable period of time in order for the Company to meet its obligations including those arising from the normal course of business.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 14, 2008

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 188,836	$ 265,783
Receivable from clearing organization	68,134	29,127
Deposit with clearing organization	101,559	52,641
Prepaid expenses	9,793	19,339
Due from related parties	54,606	48,223
Property and equipment, net	91,074	104,169
Other assets	26,925	26,278
TOTAL ASSETS	$ 540,927	$ 545,560

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES		
Accounts payable and accrued expenses	$ 50,320	$ 51,253
Sublease deposit	10,240	10,240
Current portion of long-term debt – related party	7,733	6,661
Long-term debt – related party	22,182	30,228
TOTAL LIABILITIES	90,475	98,382
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	2,942,026	2,942,026
Accumulated deficit	(2,491,575)	(2,494,849)
TOTAL STOCKHOLDER'S EQUITY	450,452	447,178
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 540,927	$ 545,560

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions	$ 1,008,789	$ 307,467
Advisory services – related party	399,506	77,000
NASD refund	-	35,024
Rent income	125,614	103,329
Interest and other	43,021	14,915
TOTAL REVENUES	1,576,930	537,735
EXPENSES:		
Salaries and employee benefits	601,763	280,657
Commission - brokers	282,886	27,468
Occupancy	171,851	165,269
Travel	111,574	48,380
Telephone and communication	58,882	31,481
Clearance charges	50,953	38,698
Professional fees	55,088	154,300
Miscellaneous	47,660	42,276
Insurance	41,936	50,069
Depreciation and amortization	41,064	24,540
Quotation and research	38,537	16,544
Maintenance and repairs	30,284	26,212
Consulting fees	14,993	4,949
Directors' fees	12,000	-
Postage	6,349	9,419
License and registration	4,313	11,374
Interest	3,523	1,829
Loss on sale of property and equipment	-	36,408
TOTAL EXPENSES	1,573,656	969,873
NET INCOME (LOSS)	$ 3,274	$ (432,138)

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCES, OCTOBER 1, 2006	$ 1	$ 2,574,249	$ (2,062,711)	$ 511,539
CAPITAL CONTRIBUTIONS		367,777		367,777
NET LOSS	-		(432,138)	(432,138)
BALANCES, SEPTEMBER 30, 2007	$ 1	$ 2,942,026	$ (2,494,849)	$ 447,178
NET INCOME	-	-	3,274	3,274
BALANCES, SEPTEMBER 30, 2008	$ 1	$ 2,942,026	$ (2,491,575)	$ 450,452

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 3,274	$ (432,138)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	41,064	24,540
Loss on sale of property and equipment	-	36,408
Changes in operating assets and liabilities:		
Receivable from clearing organization	(39,007)	(19,758)
Due from related parties	(6,383)	(48,223)
Deposit with clearing organization	(48,918)	147,359
Prepaid expenses	9,546	9,181
Other assets	(647)	(26,278)
Accounts payable and accrued expenses	(933)	(33,012)
Due to clearing broker	-	(11,756)
TOTAL ADJUSTMENTS	(45,278)	78,461
NET CASH USED IN OPERATING ACTIVITIES	(42,004)	(353,677)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(27,969)	(90,898)
Proceeds from sales of property and equipment	-	20,000
Sublease deposit	-	10,240
NET CASH USED IN INVESTING ACTIVITIES	(27,969)	(60,658)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net (decrease) increase in long-term debt – related party	(6,974)	36,889
Capital contributions from Parent	-	367,777
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(6,974)	404,666
NET DECREASE IN CASH	(76,947)	(9,669)
CASH, BEGINNING OF YEAR	265,783	275,452
CASH, END OF YEAR	$ 188,836	$ 265,783
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 3,523	$ 1,829

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

ASD Financial Services Corp. (the "Company"), formerly known as ASD Brokerage and Investment, Inc., operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission ("SEC"), the Florida Division of Securities ("FDS"), and the Financial Industry Regulatory Authority ("FINRA"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company is a wholly-owned subsidiary of American Brokerage & Investment Group, Inc. (the "Parent"), a financial services holding company. The Parent is a wholly-owned subsidiary of ABI Bank Limited ("ABI Bank"), a financial institution.

As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Prior to the year ended September 30, 2008, the Company had incurred yearly net losses. The Company has had negative cash flows since its inception in October 2002. Management has implemented a business plan to obtain new customers, increase revenues and reduce costs. The efficacy of such plan is uncertain. The Company's ability to continue as a going concern is dependent upon capital or debt financing from ABI Bank, and, ultimately, upon the Company's ability to operate on a profitable basis. ABI Bank has committed to provide the necessary funds to the Company for a reasonable period of time in order for the Company to meet its obligations including those arising from the normal course of business.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements

The Company has an agreement with Ridge Clearing and Outsourcing Solutions ("Ridge") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Ridge as of October 2007. Prior to October 2007, all customer records and accounts were maintained by Legent Clearing, LLC ("Legent"). Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

At September 30, 2008 and 2007, the Company had a receivable balance of $68,134 and $29,127, due from Ridge and Legent, respectively.

Property and Equipment

Furniture, fixtures, vehicles, and office equipment, including computer equipment and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to seven years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers cash and cash equivalents to include highly liquid investments with purchased maturities of three months or less.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's income and losses are included in the consolidated Federal and State income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company were filing separate returns. These amounts are payable to or receivable from the Parent.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at September 30, 2008 and 2007 and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP defers the effective date of FIN 48 for nonpublic enterprises included within this FSP's scope to the annual financial statements for fiscal years beginning after December 15, 2007 (applied as of the beginning of the enterprise's fiscal year). Management is in the process of determining whether FIN 48 will have a material effect on the Company's financial statements.

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements required under other accounting pronouncements. SFAS No. 157 does not change existing guidance as to whether or not an instrument is carried at fair value and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1 (FSP FAS 157-1), which excludes SFAS No. 13, "Accounting for Leases" and certain other accounting pronouncements that address fair value measurements under SFAS No. 13, from the scope of SFAS 157.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (continued)

Fair Value Measurement (continued)

In February 2008, the FASB issued FASB Staff Position No. 157-2 (FSP 157-2), which provides a one-year delayed application of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption is not expected to have a material impact on the financial statements.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset in a Market That Is Not Active" (FSP 157-3), which clarifies the application of SFAS No. 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management's internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP 157-3 is effective immediately and will apply to the Company upon adoption of SFAS No. 157.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115." SFAS No.159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's 2009 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP") for nongovernmental entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants ("AICPA") Statement on Auditing Standards ("SAS") No. 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." SFAS No. 162 is effective November 15, 2008. The Company does not expect that the adoption of SFAS 162 will have any material effect on its financial statements.

Reclassifications

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentations.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Antigua. Accordingly, the Company's operations are susceptible to changes in the economy of this country.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company had cash deposits in excess of federally insured limits.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with a related institution through common ownership. The significant related party amounts included in the accompanying financial statements are as follows for the years ended September 30:

	2008	2007
Transactions included in the statements of operations		
Advisory services revenue	$ 399,506	$ 77,000

The Company has balances due from related parties as of September 30, 2008 and 2007 in the amounts of $54,606 and $48,223, respectively.

4. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At September 30, 2008 and 2007, the Company's "Net Capital" was $267,856 and $249,169, respectively, and "Required Net Capital" was $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At September 30, 2008 and 2007, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 0.34 to 1 and 0.25 to 1, respectively.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized as follows:

	2008	2007
Furniture and fixtures	$ 19,667	$ 12,218
Office equipment	111,575	94,397
Vehicle	40,239	40,239
Leasehold Improvements	32,659	29,317
	204,140	176,171
Less accumulated depreciation	113,066	72,002
	$ 91,074	$ 104,169

5. PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation and amortization expense for the years ended September 30, 2008 and 2007, was approximately $41,000 and $25,000, respectively.

6. LONG-TERM DEBT

The Company's long-term debt consists of the following at September 30:

	2008	2007
During March 2007, the Company borrowed $40,239 from a related party to finance the purchase of a Company vehicle. The note calls for monthly payments of $850 which include principal and interest through February 2012. The interest rate on the loan is 9% at September 30, 2008 and 2007.	$ 29,915	$ 36,889
Less: current portion	(7,733)	(6,661)
Long-term debt - net	$ 22,182	$ 30,228

Aggregate maturities of long-term debt is as follows at September 30:

Years Ending	Amount
2009	$ 7,733
2010	8,580
2011	9,384
2012	4,218
	$ 29,915

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases certain office space under two real estate lease agreements which expire during February 2009 and February 2010. Under both agreements, as of September 30, 2008, the Company is committed to approximate future minimum rentals as follows:

2009	$ 119,000
2010	16,000
	$ 135,000

Rental expense for the years ended September 30, 2008 and 2007, was approximately $172,000 and $165,000, respectively.

One of the office locations was subleased by the Company during December 2006 through February 2009 to an unrelated third party. Under the sublease agreement, the Company is entitled to approximate future minimum rentals of $50,000 for the year ended September 30, 2009.

Rental income for the year end September 30, 2008 and 2007 was approximately $126,000 and $103,000, respectively.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employment Contract

The Company has an employment agreement with the Company's Chief Executive Officer ("CEO") which provides for a minimum annual salary of $90,000, subject to annual increases, plus bonuses and housing allowance based on the Company's performance. As of January 2008, the CEO's annual salary was increased by the Company's directors to $150,000 per year. The employment agreement expires during February 2009.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

As of September 30, 2008 and 2007, the Company had net operating losses available for carryforward of approximately $2,500,000. These loss carryforwards expire through the year 2027.

Due to the uncertainties relating to the ultimate utilization of the net operating loss described above, the Company has provided a 100% valuation allowance for the entire amount of the deferred tax asset at September 30, 2008 and 2007.

9. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) and the profit sharing plan are at the discretion of the Board of Directors. The Company contributed approximately $400 and $1,500 to the 401(k) plan for the years ended September 30, 2008 and 2007, respectively.

SUPPLEMENTARY INFORMATION

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2008

	2008
CREDITS	
Stockholder's equity	$ 450,452
DEBITS	
Property and equipment, net	91,074
Due from related parties	54,606
Prepaid expenses	9,793
Cash on hand	198
Other assets	26,925
TOTAL DEBITS	182,596
NET CAPITAL	267,856
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $90,475, or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 262,856
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 90,475

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
SEPTEMBER 30, 2008

	2008
NET CAPITAL PER COMPUTATION	$ 267,856
Audit adjustments	5,000
Difference in haircut	(2,031)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING	$ 270,825

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUBORDINATED LIABILITIES

As of September 30, 2008 and during the year then ended, the Company did not have any subordinated liabilities.

SUPPLEMENTARY REPORT

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholder of
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

In planning and performing our audit of the financial statements and accompanying information of ASD Financial Services Corp. (the "Company") as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 14, 2008

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